                                                                    Exhibit 99.5

                                    [FRONT]

                                 PROLOGIS TRUST

        Dividend Reinvestment and Share Purchase Plan Authorization Form


Please enroll my account in the Dividend Reinvestment and Share Purchase Plan as indicated on this form. This form authorizes the agent to enroll your account in the plan.

Check One Box Only.

[_] Full Dividend Reinvestment - I wish to reinvest all dividends for the account. I may also make optional cash payments of a minimum of $200 to a maximum of $5,000 in any calendar month.

[_]  Partial Dividend Reinvestment - I wish to receive cash dividends on
     _________ shares and to reinvest my cash dividends on the remainder of any shares for this account. I may also make optional cash payments.

[_] Optional Cash Only - I wish to make only optional cash payments to the plan. I will receive a dividend check for all shares so purchased.

[_]  Optional Cash Payment Enclosed

[_]  Withdrawal - I wish to withdraw from participation in the plan.

[_]  Withdrawal Fee of $15 Enclosed.

All persons whose names appear on this form must sign this authorization.

Please see reverse of form.

THIS IS NOT A PROXY

PLEASE READ CAREFULLY BEFORE SIGNING.


_______________________________________________
     Shareholder         Date


_______________________________________________
     Shareholder         Date

                                     [BACK]

                       INVESTMENT OPTIONS UNDER THE PLAN

Full Dividend Reinvestment - The dividends on all ProLogis Trust shares for this account as well as dividends on shares credited to your account under the plan will be invested to purchase additional shares. You may also invest by making optional cash payments of at least $200 up to a maximum of $5,000 in any calendar month.

Partial Dividend Reinvestment - The dividends on less than all ProLogis Trust shares that you own may be reinvested in the plan. For example, if you own 300 shares and want to receive cash dividends on 100 shares, check off the "Partial Dividend Reinvestment" box and fill in 100 on the blank line. (The cash dividends you wish to receive must be on full shares.) Dividends on the remaining 200 shares will be reinvested to purchase additional shares. You may also invest by making optional cash payments of at least $200 to a maximum of $5,000 in any calendar month.

Optional Cash Only - You may make optional payments of at least $200 to a maximum of $5,000 in any calendar month without the reinvestment of dividends. Any shares purchased through optional payments will be credited to your account under the plan. Dividends on all ProLogis Trust shares credited to your account under the plan will be paid to you in cash automatically. Optional payments must be received by the agent one business day prior to the commencement of the related investment period as described in the plan prospectus.

Your participation in the plan is subject to the terms set forth in the accompanying prospectus. You may terminate participation in the plan at any time by written notice to BankBoston, N.A. c/o EquiServe, L.P. Dividend Reinvestment Plan, P.O. Box XXXX, Boston, MA 02268-8040.

Do not return this form unless you intend to participate in the plan since this form authorized BankBoston, N.A. to enroll your account in the plan. If this form is signed but no box checked, you will be enrolled in the plan under the "Full Dividend Reinvestment" option.